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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             Dated November 3, 1999

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                2350 COHEN STREET
                                -----------------
                      SAINT LAURENT, QUEBEC CANADA H4R 2N6
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F              Form 40-F    X   (commenced in calendar
                                                                  year 1998)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ____                  No   X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PHOENIX INTERNATIONAL LIFE SCIENCES INC.
                                        ----------------------------------------
                                                   (Registrant)


Date:  November 3, 1999                      By: /s/ David Moszkowski
      -----------------                         -------------------------------
                                                       David Moszkowski
                                                       Senior Vice President and
                                                       Chief Financial Officer